SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                     .

— Press Release dated March 10, 2004
— Press Release dated March 19, 2004
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
– Press Release dated March 10, 2004;
– Press Release dated March 19, 2004

Press Release

ENEL BOARD MANDATES CHIEF EXECUTIVE TO CONTINUE NEGOTIATIONS FOR REAL ESTATE SALE

Rome, March 10, 2004 — The Board of Enel, chaired by Piero Gnudi, today examined the offer from the Deutsche Bank-CDC Ixis consortium for the acquisition of 100% of the share capital of New Real, the company owning real estate properties transferred from Enel Real Estate. The Board has given the chief executive a mandate to continue negotiations with the interested party, and to define economic and contractual conditions which will maximize the transaction’s value for shareholders.

Press Release

ENEL RECEIVES REAL ESTATE OFFER IN LINE WITH EXPECTATIONS

The offer — 1.4 billion euro for 887 properties — will bring a gross capital gain of 200 million euro and a net profit contribution of 20 million euro from 2004, which will increase in the following years. April 30, 2004 set as deadline for completion of contract; a further 335 properties will be transferred to Dalmazia Trieste.

Rome, March 19, 2004 — The Board of Enel, chaired by Piero Gnudi, has examined an improved offer from the Deutsche Bank-CDC Ixis consortium, presented to Chief Executive Paolo Scaroni, for the acquisition of 100% of the share capital of New Real, the company owning real estate properties transferred from Enel Real Estate.

The offer was considered in line with Enel’s expectations and the Board has given the interested consortium a period of exclusivity until April 30, 2004 to finalize the contract, which will then be submitted to the Antitrust Authority for authorization.

The consideration — a total of approximately 1.4 billion euro for a real estate package of 887 properties — will bring Enel a consolidated gross capital gain of about 200 million euro, on completion.

In addition, Enel expects a positive impact on group net profit of approximately 20 million euro per year, starting from 2004. This is due to re-negotiated rents for the properties Enel still occupies and flexibility in the rental and maintenance contracts. This benefit will increase over time as Enel optimizes the use of space occupied by group companies.

Prior to the sale, a further 335 properties will be transferred from New Real to an Enel company, Dalmazia Trieste, for the purpose of further value creation. These properties have a total value of approximately 380 million euro.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated: March 19, 2004